Autonomous City of Buenos Aires, February 4, 2026

To the
Comisión Nacional de Valores / (Argentine Securities Commission)

Ref.: Relevant Information

Dear Sirs,
We are writing to you in order to inform that our subsidiary N-Xers S.A. de C.V. (“N-Xers”), headquartered in the United Mexican States, has submitted an application to the National Banking and Securities Commission of Mexico (Comisión Nacional Bancaria y de Valores – CNBV) seeking authorization to be organized and operate as a Multiple Banking Institution, pursuant to the Credit Institutions Law of that country.
The Company will timely inform the market of the decision adopted by the competent authority in the United Mexican States.
Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.
This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.